UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

PAYA HOLDINGS INC.

(Name of Subject Company)

PAYA HOLDINGS INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

70434P 103

(CUSIP Number of Class of Securities)

Melinda Doster
General Counsel and Secretary
Paya Holdings Inc.
303 Perimeter Center North, Suite 600
Atlanta, GA 30346
(800) 261-0240
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Jennifer Lee Sophia Hudson, P.C. Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800	Evan Rosen Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as further amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Paya Holdings Inc., a Delaware corporation (the “Company” or “Paya”), with the Securities and Exchange Commission on January 24, 2023.

The Schedule 14D-9 relates to the tender offer by Pinnacle Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect, wholly owned subsidiary of Nuvei Corporation, a corporation incorporated pursuant to the laws of Canada (“Parent”), to purchase, subject to certain conditions, any and all of the outstanding shares at a price of $9.75 per share of common stock of Paya, par value $0.001 per share (the “Shares”), from the seller for cash, without interest thereon (but subject to applicable withholding), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 24, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). The Offer is described in the Tender Offer Statement on Schedule TO filed with the SEC on January 24, 2023 by Purchaser and Parent (together with any amendments and supplements thereto, the “Schedule TO”).

Capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the meanings ascribed to such terms in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment No. 3 by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By adding a new section titled “—Expiration of the Offer Period; Completion of the Merger” immediately before the section titled “—Cautionary Statement Regarding Forward-Looking Statements” on page 55 as follows:

“Expiration of the Offer Period; Completion of the Merger

The Offer and related withdrawal rights expired as scheduled at one minute past 11:59 p.m., New York City Time, on February 21, 2023 (such date and time, the “Expiration Time”). Continental Stock Transfer & Trust Company, in its capacity as depositary agent and paying agent for the Offer (the “Depositary and Paying Agent”), advised the Purchaser that, as of the Expiration Time, 110,558,939 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing 83.49% of the issued and outstanding Shares as of the Expiration Time (including, for these purposes, shares forfeited pursuant to the terms of the Sponsor Support Agreement, dated August 3, 2020, by and among the persons set forth therein). Accordingly, the Minimum Condition (as defined in the Merger Agreement) has been satisfied. As a result of the satisfaction of the Minimum Condition and each of the other conditions to the Offer, one minute following 11:59 p.m., New York City Time on February 21, 2023, Parent and the Purchaser accepted for payment the Shares that were validly tendered and not validly withdrawn pursuant to the Offer prior to the Expiration Time. Parent has transmitted payment for such Shares to the Depositary and Paying Agent, which will disburse the merger consideration to tendering Company stockholders whose Shares have been accepted for payment in accordance with the terms of the Offer.

The Company and Parent effected the Merger on February 22, 2023, promptly following the acceptance of all Shares validly tendered and not validly withdrawn pursuant to the Offer, with Purchaser merging with and into the Company, and the Company continuing as the surviving corporation and an indirect, wholly owned subsidiary of Parent.

Following the consummation of the Merger, the Shares will be delisted and will cease to trade on The Nasdaq Capital Market. Parent and the Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.”

Item 9.	Exhibits.

Item 9 “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description
(a)(16)	Press Release issued by Nuvei Corporation, dated February 22, 2023 (incorporated by reference to Exhibit (a)(5)(I) to Amendment No. 3 to the Schedule TO, filed February 22, 2023).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PAYA HOLDINGS INC.

By:	/s/ David Schwartz
Name:	David Schwartz
Title:	Chief Financial Officer

Dated: February 22, 2023

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